May 12, 2023

Christopher R. Bellacicco

John C. Lee

Christian T. Sandoe

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Silver Point Specialty Lending Fund –
Registration Statement on Form 10 (File No. 000-56533)

Dear Mr. Bellacicco:

We are in receipt of the written comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on April 28, 2023, regarding the Registration Statement on Form 10 (the “Registration Statement”) of Silver Point Specialty Lending Fund (the “Company”) that was submitted to the SEC on April 3, 2023.

The Company has considered your comments and authorized us to make on its behalf the responses and changes to the registration statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft registration statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised registration statement.

Comments

Page 1 – EXPLANATORY NOTE

1.

The disclosure in this section describes certain provisions of the Exchange Act to which the Fund will be subject. Please clarify that the Fund also will be subject to the proxy rules in Section 14 of the Exchange Act.

The requested disclosure has been made at page 1 of the registration statement.

2.	Please add the following to the list of bullet points in this section:

•	The Fund’s shares will not be listed on an exchange, and it is not anticipated that a secondary market will develop.

•

The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies in which the Fund will invest will be difficult to value and are illiquid.

•

The Fund will elect to be regulated as a BDC under the Investment Company Act, which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

The requested disclosure has been made at page 2 of the registration statement.

Page 17 – Risks Relating to Our Business and Structure

3.	The twelfth bullet point on this page refers to failure to refinance “the 2026 Notes.” Please define this term.

The requested disclosure has been made at page 17 of the registration statement.

Page 21 – Management Fee

4.

Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

The requested disclosure has been made at page 27 of the registration statement.

Page 34 – Tax Status of the Fund

5.	Consider disclosing earlier in the registration statement that, unlike most BDCs, the Fund expects to be treated as a partnership for U.S. federal income tax purposes.

The requested disclosure has been made at page 2 of the registration statement.

Page 40 – Derivative Actions

6.

The first paragraph in this section states that, in considering the pre-suit demand of a Shareholder, the Board of Trustees may retain counsel or other advisers as it considers the merits of the Shareholder request. The disclosure then states that the Board “may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board of Trustees determines not to bring such action; provided, however that no such undertaking shall apply to claims arising under the federal securities laws (emphasis added). However, this carve out for claims arising under the federal securities laws appears to be missing from the Fund’s Declaration of Trust. Please revise the Fund’s Declaration of Trust in Exhibit 3.1 to include this carve out.

The Fund previously revised the Declaration of Trust consistent with this request and the currently effective version of the Declaration of Trust reflecting this request is included with the amended Form 10 filing.

7.

The second paragraph of this section includes an exclusive forum provision from the Fund’s Bylaws regarding where claims must be brought, but indicates that this provision shall not apply to claims arising under the federal securities laws. However, this carve out for claims arising under the federal securities laws appears to be missing from the Fund’s Bylaws. Please revise the Fund’s Bylaws in Exhibit 3.2 to include this carve out.

The Fund previously revised the Bylaws consistent with this request and the currently effective version of the Bylaws reflecting this request are included with the amended Form 10 filing.

*    *    *    *    *

Please telephone me at 212-735-3406 with any questions or comments you may have.

Sincerely,

/s/ Michael Hoffman

cc:	Silver Point Capital

  Steven Weiser

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